Deutsche Bank Aktiengesellschaft 6-K

Exhibit 99.2

Deutsche Bank

Media Release

Frankfurt am Main	9 March 2022

Deutsche Bank reports very limited Russia exposure

Deutsche Bank (XETRA: DBKGn.DB / NYSE: DB) today provided details of its limited and substantially mitigated risk exposures to Russia and Ukraine, including risks arising from its local operations.

Deutsche Bank has reduced its Russian exposure and local footprint significantly since 2014, with further reductions in the past two weeks. “Our direct exposures are currently very limited and tightly managed. Second- and third-order effects of the current situation, including sanctions and cybersecurity risk, are being carefully evaluated and monitored,” said Stuart Lewis, Chief Risk Officer and Member of the Management Board.

Credit exposures to Russia and Ukraine account for a very small portion of the bank’s overall loan portfolio and are protected by a number of risk mitigants. These include offshore collateral and financial guarantees, while market risk exposures have been significantly reduced prior and subsequent to Russia’s invasion of Ukraine.

As of December 31, 2021, the bank’s credit exposure to Russia and Ukraine was as follows:

•	Net loan exposure to Russia of € 0.6 billion after taking account of guarantees and asset collateral. Gross loan exposure was € 1.4 billion, around 0.3% of the overall loan book. The bank’s net exposure comprises:
o	€ 0.5 billion to large Russian companies with material operations and cashflow outside Russia (€ 1.1 billion gross), booked offshore and with de minimis onshore exposure
o	€ 0.1 billion from loans to subsidiaries of large multinational companies (€ 0.3 billion gross), predominantly guaranteed by parent companies, of which around 50% booked offshore
•	Net loan exposure to Ukraine of € 42 million (€ 0.6 billion gross)
•	The vast majority of Deutsche Bank’s derivative exposure to Russia has been unwound. The remaining exposure presents no material credit risk as the bank has a net liability position
•	Offshore loans to counterparties with a Russian connection by the wealth management business were adequately collateralised, and the collateral is not linked to Russia

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com/news Email: db.media@db.com

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In respect of market risk exposure, at the time of Russia’s invasion of Ukraine, Deutsche Bank’s Russia/Ukraine market risk exposure was well contained and the bank had a modest defensive position.

Operational risks are closely monitored

The operational risk arising from a potential closure of Deutsche Bank’s Russian Technology Centre is also well contained. The bank’s technology service centre in Russia is one of several technology centres around the world and presents no significant business continuity risk to the functioning of Deutsche Bank’s global operations. The Centre has some 1,500 employees1, approximately 5% of the Group’s internal and external technology workforce.

The bank sees production risk as manageable and has stress-tested the ability of its other technology centres around the world, including in Asia, to cover the Russian service centre’s development capabilities.

Further information on Deutsche Bank’s exposures to Russia and Ukraine is available on the bank’s website: https://investor-relations.db.com/RussiaExposure

1As at 31 January 2022

For further information please contact:

Deutsche Bank AG

Media Relations

Investor Relations

Sebastian Krämer-Bach

+49 800 910-8000

Tel. +49 69 910 43330

db.ir@db.com

Email: sebastian.kraemer-bach@db.com

Christian Streckert

Tel. +49 69 910 38079

Email: christian.streckert@db.com

Charlie Olivier

Tel. +44 20754 57866

Email: charlie.olivier@db.com

About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.

Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 12 March 2021 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

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